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                                  EXHIBIT 6.38

                COVENANT AGREEMENT, DATED MARCH 29, 1996, BY AND
     BETWEEN THE COMPANY, CLARK HOLCOMB, AND BERKSHIRE INTERNATIONAL FINANCE





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                                    AGREEMENT

    THIS AGREEMENT is made this ___ day of March, 1996 by and between KCD HOLDINGS INCORPORATED, a Nevada corporation (hereinafter referred to as "KCD"); CLARK M. HOLCOMB, an individual (hereinafter referred to as "Holcomb"); and BERKSHIRE INTERNATIONAL FINANCE, INC., a Delaware corporation (hereinafter referred to as "Berkshire").

                               W I T N E S S E T H

    WHEREAS, KCD and Berkshire desire to enter into a Regulation S Distribution Agreement (the "Distribution Agreement") for the placement of KCD's common stock offshore in accordance with the terms and conditions of the Distribution Agreement; and

    WHEREAS, Berkshire has requested certain representations and warranties from KCD and Holcomb as an inducement to enter into the Distribution Agreement.

    NOW THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

I.  WARRANTIES AND COVENANTS OF KCD AND HOLCOMB

    1.01     Holcomb will resign as an officer and director of KCD.

    1.02 Following Holcomb's resignation KCD's Board of Directors will consist of five (5) members until the next annual meeting of shareholders as follows:
(1) Bonnie Richards; (2) Wellington Ewen (subject to Mr. Ewen's acceptance); and
(3) three individuals approved by Berkshire.

    1.03 Holcomb will retire 4,100,000 shares of KCD's common stock currently owned by Holcomb in satisfaction of KCD's outstanding loan to Holcomb, subject to compliance with applicable law; and provided that, 2,500,000 shares currently held in Escrow for the benefit of Dr.
Krizman and other parties are released.

    1.04 Holcomb will remain in the employ of KCD as the director of sales and marketing on the following terms: (1) an annual base salary of $100,000; (2) a sales incentive equal to 2% of net sales over the prior base quarter; provided that, KCD has net income during the subject quarter; and (3) an equity incentive equal to the sales incentive, and subject to the same conditions, based on the average bid price during the subject quarter.

    1.05 KCD will not increase the salaries of any of its officers or directors for a period of 12 months.






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    1.06 KCD will not make any loan to any officer, director or shareholder of
KCD for a period of 12 months.

    1.07 Upon completion of the placement set forth in the Distribution Agreement, KCD shall issue to Berkshire 300,000 stock purchase warrants exercisable at $2.50 per warrant to purchase one (1) share of KCD common stock. The warrants will have a five (5) year life, will have no call provision, will have continuous piggy-back registration rights and after twelve (12) months shall be entitled to one (1) demand registration.

    1.08 KCD currently has approximately 17,145,000 shares of common stock outstanding and anticipates that approximately 795,200 of these shares will be retired pursuant to pending or contemplated settlement agreements. Based on the foregoing, upon retirement of the 4,100,000 shares specified in Section 1.03 hereinabove, KCD would have approximately 12,249,800 shares outstanding, exclusive of the placement set forth in the Distribution Agreement. KCD would also act to retire an additional 1,000,000 shares owned by Holcomb and pledged as collateral to secure Holcomb's obligation to Susan Shell in the approximate amount of $450,000; provided that, KCD or others were able to assume the foregoing obligation.

II.      MISCELLANEOUS

    2.01 This Agreement is binding on all parties, as well as on their successors, assignees and representatives, and constitutes the entire Agreement between the parties. This Agreement may be modified or amended solely by a written Agreement executed by the parties hereto, and may be executed in counterparts.

    2.02 The parties shall resolve any dispute arising hereunder before an arbitrator selected pursuant to the rules of the American Arbitration Association and each party shall bear their own attorneys' fees and costs of such arbitration. Disputes under this Agreement as well as all of the terms and conditions of this Agreement shall be governed in accordance with and by the laws of the State of New York.





                         (SIGNATURES ON FOLLOWING PAGE)






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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have executed this Agreement.

BERKSHIRE INTERNATIONAL FINANCE, INC.


By: _____________________________________
    John Figliolini, President

KCD HOLDINGS INCORPORATED


By: _____________________________________   _______________________________
    Clark M. Holcomb, President             Clark M. Holcomb, an individual








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